UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

BLUEGREEN CORPORATION
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

096231105
(CUSIP Number)

Central Florida Investments, Inc.
5601 Windhover Drive
Orlando, FL 32819
(407) 351-3350
Attn: Thomas F. Dugan

with copies to:

Michael E. Marder, Esq.
Greenspoon Marder, P.A.
201 E. Pine Street, Suite 500
Orlando, FL 32801
Phone: (407) 425-6559

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-l(f) or 13d-l(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 096231105

1.	NAMES OF REPORTING PERSONS Central Florida Investments, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,963,596
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,963,596
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,963,596
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 096231105

1.	NAMES OF REPORTING PERSONS David A. Siegel Revocable Trust. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,963,596
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,963,596
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,963,596
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 096231105

1.	NAMES OF REPORTING PERSONS David A. Siegel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,963,596
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,963,596
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,963,596
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14.	TYPE OF REPORTING PERSON IN

The statement on Schedule 13D filed on July 20, 2006, relating to the common stock, $0.01 par value per share (the "Common Stock"), as amended by Amendment No. 1 to the Schedule 13D filed on August 10, 2006, by Amendment No. 2 to the Schedule 13D filed on August 22, 2006, by Amendment No. 3 to the Schedule 13D filed on September 19, 2006, by Amendment No. 4 to the Schedule 13D filed on October 17, 2006, by Amendment No. 5 to the Schedule 13D filed on February 19, 2007, (the "Schedule D"), is hereby amended as set forth below by this Amendment No.6 to the Schedule 13D (this "Amendment"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule D.

Item 4. Purpose of Transaction

On July 27, 2006, the Issuer announced in a press release that it had declared a dividend distribution of one preferred share purchase right on each outstanding share of Common Stock in response to the filing by the Reporting Persons of the Schedule 13D. The specific terms of the rights are contained in a Rights Agreement, dated July 27, 2006 (the “Rights Plan”). On July 27, 2006, the Issuer filed a claim in the U.S. District Court for the Southern District of Florida against the Reporting Persons seeking, among other things, a declaratory judgment from the court that the board of directors of the Issuer acted appropriately in adopting the Rights Plan (the “Litigation”). The effect of the Rights Plan is to cause any person or group that acquires beneficial ownership of 15% or more of the Common Stock, subject to certain exceptions, to suffer significant dilution of its shareholdings in the Issuer. In particular, the Rights Plan imposes such penalty on any person or group that acquires beneficial ownership of 15% or more of the Common Stock as a result of third parties exercising contractual rights that existed as of the date of the adoption of the Rights Plan, unless such person or group sells a sufficient number of shares of Common Stock to reduce its holdings below 15% within 60 days of acquiring such Common Stock. Because a sufficient number of Puts were exercised by third parties, the Reporting Persons have acquired 31.5% of the Common Stock. Under the terms of the Rights Plan, the Reporting Persons would be forced to sell a sufficient number of shares of Common Stock to reduce their holdings below such 15% threshold within the 60-day period to avoid the significant dilutive effects of the Rights Plan.

On October 16, 2006, the Reporting Persons, the Issuer and the Issuer’s board of directors executed a Stipulation and Order (the “Settlement Agreement”) which settled the Litigation and was attached as Exhibit B to Amendment No. 4 to the Schedule 13D filed on October 17, 2006. As part of the Settlement Agreement, the Reporting Persons agreed to divest their beneficial ownership in at least 5,383,554 shares of the Common Stock within one year from October 16, 2006 and further agreed to divest fully their beneficial ownership in all of their remaining holdings of the Common Stock within two years of October 16, 2006. Pursuant to the Settlement Agreement, the Issuer amended the Rights Plan so that the Reporting Persons are permitted to comply with the terms of the Settlement Agreement without suffering any of the Rights Plan’s dilutive effects. Consequently, the Reporting Persons have until October 16, 2007 to sell sufficient shares of Common Stock to reduce their beneficial ownership below the 15% threshold set forth in the Rights Plan and discussed above. Under the terms of the Settlement Agreement, the Reporting Persons may not sell or otherwise transfer in excess of 915,379 shares of Common Stock to any one person or group (including any affiliates of such person or group). Furthermore, the Settlement Agreement provides that until such time as the Reporting Persons are fully divested of their beneficial ownership of the Common Stock, the Reporting Persons must vote all of the Shares as recommended by the Issuer’s board of directors and have granted a proxy to two of the Issuer’s directors to vote the Shares at every annual, special or adjourned meeting or grant a consent or approval in respect of its Shares in favor of any matter presented to the stockholders of the Issuer. Moreover, under the Settlement Agreement, the Reporting Persons are subject to a “standstill agreement” pursuant to which, among other things, they are not permitted to acquire any additional shares of Common Stock or seek to control or influence the management, board of directors or policies of the Issuer.

On May 21, 2007, the Reporting Persons and the Issuer executed an Amendment to Stipulation and Order (the "Amendment") which amends the Settlement Agreement and is attached as Exhibit C. The Amendment provides that the Reporting Persons agreed to divest their beneficial ownership in at least 1,112,000 shares of the Common Stock within one year from October 16, 2006, and in at least 4,260,198 shares of the Common Stock from October 17, 2007 through October 16, 2008, and to divest fully their beneficial ownership in all of their remaining holdings of the Common Stock within three years of October 16, 2006. The Reporting Persons also acknowledged in the Amendment that the Rights Plan was amended to reduce from 15% to 10% the threshold at which the beneficial ownership of shares of Common Stock would cause the acquirer of such Common Stock to become an Acquiring Person under the Rights Plan.

The Reporting Persons intend to comply with their contractual obligations arising out of the Settlement Agreement, as defined and disclosed in Amendment No. 4 to the Schedule D filed on October 17, 2006, as amended by the Amendment. In furtherance thereof, the Reporting Persons have sold Shares and call option contracts in order to facilitate such sales.

Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a-b) Set forth in the table below are the number and percentages of shares of Common Stock beneficially owned by each Reporting Person as of May 21, 2007:

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned (1)
Reporting Persons	0	8,963,596	8,963,596	28.9%
Central Florida Investments, Inc.(2)	0	8,963,596	8,963,596	28.9%
David A. Siegel(3)	0	8,963,596	8,963,596	28.9%
David A. Siegel Revocable Trust(4)	0	8,963,596	8,963,596	28.9%

(1)
The percentages of Common Stock indicated in this table are based on the 30,9835,988 shares of Common Stock outstanding as of May 4, 2007, as disclosed on the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission.

(2)	CFI beneficially owns all of the Shares because it is the owner of record of the CFI Shares and because it is controlled by the Siegel Trust and Mr. Siegel.

(3)	Mr. Siegel beneficially owns all of the Shares because he is the sole trustee of the Siegel Trust, which owns all of the voting stock of CFI.

(4)	The Siegel Trust beneficially owns all of the Shares because it owns all of the voting stock of CFI and because Mr. Siegel is the sole trustee and a beneficiary of the Siegel Trust.

(c)
Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D is set forth in Schedule H hereto and is incorporation herein by reference. All of the put transactions listed on Schedule B, Schedule C, Schedule D, Schedule E, Schedule F, Schedule G, and Schedule H were exchange traded options written through brokers. All of the sales of Common Stock listed on Schedule D, Schedule G, and Schedule H were sold through brokers and effected on the New York Stock Exchange.

(d)
Dividends on the shares of Common Stock reported herein will be paid to CFI and/or Mr. Siegel as the record owner. No other person is known to have the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth, or incorporated by reference, in Item 4 is hereby incorporated by this reference in this Item 6.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set form on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Schedule A	Executive Officers and Directors of CFI*

Schedule B	List of the transactions in Issuer Common Stock that were effected by the Reporting Person during the sixty days prior to July 20, 2006**

Schedule C	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the last sixty days prior to August 10, 2006**

Schedule D	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the sixty days prior to August 22, 2006**

Schedule E	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D**

Schedule F	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D***

Schedule G	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D****

Schedule H	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D

Exhibit A	Joint Filing Agreement*

Exhibit B	Stipulation and Order dated as of October 16, 2006***

Exhibit C	Amendment To Stipulation and Order dated as of May 21, 2007

*	Previously filed with the Securities and Exchange Commission on July 20, 2006 as a schedule or exhibit to the Schedule 13D.
**	Previously filed with the Securities and Exchange Commission on September 19, 2006 as a schedule or exhibit to the Schedule 13D.
***	Previously filed with the Securities and Exchange Commission on October 17, 2006 as a schedule or exhibit to the Schedule 13D.
****	Previously filed with the Securities and Exchange Commission on February 19, 2007 as a schedule or exhibit to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2007

Central Florida Investments, Inc.

By:	/s/ David A. Siegel
Name:	David A. Siegel
Title:	President

David A. Siegel Revocable Trust

By:	/s/ David A. Siegel
Name:	David A. Siegel
Title:	Trustee

By:	/s/ David A. Siegel
David A. Siegel

SCHEDULE H

List of transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No.5 to the Schedule 13D

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share
5/18/2007	Central Florida Investments, Inc.	shares called	May-07	$12.5	(56,800)
5/15/2007	Central Florida Investments, Inc.	sold calls	Nov-07	$12.5	500	$1.15
5/15/2007	Central Florida Investments, Inc.	sold calls	Jun-07	$12.5	246	$0.50
5/10/2007	Central Florida Investments, Inc.	sold calls	Jun-07	$12.5	200	$0.35
5/9/2007	Central Florida Investments, Inc.	sold calls	Nov-07	$12.5	10	$1.00
5/9/2007	Central Florida Investments, Inc.	sold calls	Jun-07	$12.5	200	$0.35
5/8/2007	Central Florida Investments, Inc.	sold calls	Nov-07	$12.5	20	$1.05
5/8/2007	Central Florida Investments, Inc.	sold calls	Aug-07	$12.5	200	$0.75
5/7/2007	Central Florida Investments, Inc.	sold calls	Nov-07	$12.5	410	$0.90
5/7/2007	Central Florida Investments, Inc.	sold calls	Jun-07	$12.5	400	$0.30
5/4/2007	Central Florida Investments, Inc.	sold calls	Nov-07	$12.5	200	$0.90
5/4/2007	Central Florida Investments, Inc.	sold calls	Aug-07	$12.5	60	$0.65
5/4/2007	Central Florida Investments, Inc.	sold calls	Jun-07	$12.5	400	$0.30
3/21/2007	Central Florida Investments, Inc.	sold calls	Nov-07	$12.5	300	$0.70
3/21/2007	Central Florida Investments, Inc.	sold calls	Aug-07	$12.5	200	$0.45
3/16/2007	Central Florida Investments, Inc.	sold calls	Aug-07	$12.5	202	$0.45
2/20/2007	Central Florida Investments, Inc.	sold calls	Mar-07	$12.5	400	$0.40
2/19/2007	Central Florida Investments, Inc.	shares called	Feb-07	$12.5	(189,000)

Exhibit C

AMENDMENT TO STIPULATION AND ORDER

THIS AMENDMENT TO STIPULATION AND ORDER (the "Amendment") is made and entered into as of the 21st day of May, 2007, by and between David A. Siegel, David A. Siegel Revocable Trust, Central Florida Investments (together, the "Shareholders") and Bluegreen Corporation, a Massachusetts corporation (the "Company").

WHEREAS, the Shareholders and the Company and its directors are parties to that certain Stipulation and Order, dated October 16, 2006 (the "Stipulation"), pursuant to which, among other things, the parties thereto settled in full the action among them which was then pending in the United States District Court for the Southern District of Florida;

WHEREAS, since October 17, 2006, the Shareholders have disposed of approximately 612,000 shares of the common stock, par value $0.01 per share, of the Company (the "Common Stock") beneficially owned by them in accordance with the terms and conditions of the Stipulation and are, and have been at all times, in compliance with the terms and conditions of the Stipulation;

WHEREAS, as of the date hereof, the Shareholders are the beneficial owners of 9,020,396 shares of Common Stock; and

WHEREAS, the Shareholders and the Company desire to amend the Stipulation so as to permit the Shareholders to sell all of their remaining holdings of the Common Stock over an extended period.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained in this Amendment, the parties hereto agree as follows:

1.    Stipulation. The foregoing premises are true and correct and are incorporated by reference herein as an integral part of this Amendment. Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Stipulation. Except as expressly amended by this Amendment, the Stipulation shall remain unchanged, and the Stipulation, as amended by this Amendment, shall be in full force and effect.

2.    Amendment. The first sentence of Section l(a) of the Stipulation is hereby deleted in its entirety and is replaced by the following:

"The Shareholders shall (i) from October 16, 2006 through October 16, 2007, sell and fully divest their beneficial ownership in 1,112,000 shares of Common Stock, (ii) from October 17, 2007 through October 16, 2008, sell and fully divest their beneficial ownership in 4,260,198 shares of Common Stock, and (iii) from October 17, 2008 through October 16, 2009, sell and fully divest their beneficial ownership in all of their remaining holdings of Common Stock."

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3.    Rights Plan. The Shareholders and the Company acknowledge and agree that the provisions of Section 6 of the Stipulation shall again be implemented so as to amend the proviso of Section l(a) of the Rights Plan to accommodate the amendment of Section l(a) of the Stipulation made by this Amendment. The Shareholders acknowledge and agree that they have been informed by the Company that the Rights Plan is also being amended to reduce from 15% to 10% the threshold at which the beneficial ownership of shares of Common Stock would cause the acquirer of such Common Stock to become an Acquiring Person under the Rights Plan.

4.    Miscellaneous. This Amendment, and the rights and obligations of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Florida, without reference to principles of conflict of laws. The captions of this Amendment are not part of the provisions hereof and shall have no force or effect. This Amendment may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

[ SIGNATURES ON FOLLOWING PAGE ]

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IN WITNESS WHEREOF, the Company and the Shareholders have caused this Amendment to be executed on the date first above written.

BLUEGREEN CORPORATION

By:	/s/ John M. Maloney, Jr.
Name:	John M. Maloney, Jr.
Title:	President and Chief Executive Officer

David A. Siegel

DAVID A. SIEGEL REVOCABLE TRUST

By:
Name:
Title:

CENTRAL FLORIDA INVESTMENTS

By:
Name:
Title:

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IN WITNESS WHEREOF, the Company and the Shareholders have caused this Amendment to be executed on the date first above written.

BLUEGREEN CORPORATION

By:
Name:	John M. Maloney, Jr.
Title:	President and Chief Executive Officer

/s/ David A. Siegel
David A. Siegel

DAVID A. SIEGEL REVOCABLE TRUST

By:	/s/ David A. Siegel
Name:	David A. Siegel
Title:	President

CENTRAL FLORIDA INVESTMENTS

By:	/s/ David A. Siegel
Name:	David A. Siegel
Title:	President

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